[Cadwalader, Wickersham & Taft LLP Letterhead]

August 28, 2017

VIA EDGAR TRANSMISSION

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Tiffany Posil, Special Counsel

             Bernard Nolan, Attorney-Adviser

Re:    Automatic Data Processing, Inc.

          Preliminary Proxy Statement on Schedule 14A

          Filed August 14, 2017 by William A. Ackman, Veronica M. Hagen, V. Paul Unruh,

          Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing

          Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd., Pershing

          Square Holdings, Ltd., and Pershing Square VI Master, L.P.

          File No. 001-05397

Dear Ms. Posil:

We are writing on behalf of Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd., Pershing Square Holdings, Ltd., Pershing Square VI Master, L.P. (collectively, “Pershing Square”), William A. Ackman, Veronica M. Hagen and V. Paul Unruh, in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated August 23, 2017 (the “Comment Letter”), with respect to Pershing Square’s solicitation of proxies from the shareholders of the Company to elect three (3) nominees to the board of directors of Automatic Data Processing, Inc. (“ADP” or the “Company”).

Concurrently with the submission of this letter, we are filing via EDGAR a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) with the Commission. The Revised Preliminary Proxy Statement reflects revisions made to the preliminary proxy statement on Schedule 14A filed on August 14, 2017 in response to the Comment Letter.

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference, the heading and numbered paragraphs below correspond to the heading and numbered comments in the Comment Letter.

Preliminary Proxy Statement filed August 14, 2017

Reasons for the Solicitation, page 12

1.	You state that “the Company’s market position has been threatened in recent years by the rise of more innovative and visionary companies” with “superior offerings.” Please identify the companies you consider to be ADP’s competitors; provide the basis for your favorable characterization of them relative to ADP or reframe it as a statement of belief instead of a factual assertion; and explain how ADP’s competition has been able to gain market share and cause ADP’s growth to significantly decelerate.

In response to the Staff’s comment, Pershing Square has revised the disclosure on page 13 of the Revised Preliminary Proxy Statement.

2.	You state that you intend to “accelerate growth and significantly improve profit margins” by “improving the quality of [ADP’s] software and service offerings, significantly reducing operating costs, and increasing efficiency.” Please describe the steps that you would take to enhance quality, profitability, and efficiency. Further, provide the basis for your belief that these steps would result in improvement in operating performance by, for example, providing the underlying financial analysis.

In response to the Staff’s comment, Pershing Square has revised the disclosure on page 13 of the Revised Preliminary Proxy Statement.

3.	To the extent known from your discussions with Mr. Rodriguez or others, please expand your disclosure to describe in specific terms how you believe his business plan differs from yours with regard to objectives, execution, and timing. In this regard, we note your disclosure on page 9 that Mr. Rodriguez indicated in a telephonic conversation on August 3, 2017, that he “understood the issues Mr. Ackman had raised, had been aware of them since he became the Company’s CEO, and had been working to address them” and that “he and Mr. Ackman might disagree about the appropriate timeline or pace of change.”

We acknowledge the Staff’s comments and respectfully advise the Staff that Pershing Square will expand its disclosure if and when Mr. Rodriguez provides the details of his plan. As of the date of this letter, Mr. Rodriguez has not communicated any such plan publicly or to Pershing Square or its representatives.

4.	You refer here and elsewhere to your plan for transformative change as compared to the status quo. Please describe the “status quo.”

In response to the Staff’s comment, Pershing Square has revised the disclosure on page 13 of the Revised Preliminary Proxy Statement.

5.	Please provide the basis for your belief that the Board “has not sufficiently challenged management to achieve ADP’s true potential and has not held management accountable for the Company’s underperformance relative to its competitors.”

In response to the Staff’s comment, Pershing Square has revised the disclosure on page 13 of the Revised Preliminary Proxy Statement.

Incorporation by Reference, page 32

6.	Please specify the “other important information” which is being omitted from your proxy statement in reliance on Rule 14a-5(c). In addition, please confirm that the participants will amend the proxy statement and disseminate a supplement if they elect to send a proxy statement to security holders without the registrant having previously furnished its proxy statement to each person solicited. We believe the participants may not rely on Rule 14a-5(c) before the registrant furnishes its proxy statement.

In response to the Staff’s comment, Pershing Square has revised the disclosure on page 33 of the Revised Preliminary Proxy Statement. Pershing Square also advises the Staff that Pershing Square has not yet determined whether to disseminate its definitive proxy statement prior to the distribution of the Company’s definitive proxy statement. In the event that Pershing Square does disseminate its definitive proxy statement prior to the distribution of the Company’s definitive proxy statement, Pershing Square confirms its understanding that it must undertake to provide any omitted information to security holders in the form of a proxy supplement.

Form of Proxy

7.	Please include a legible version of the form of proxy.

In response to the Staff’s comment, Pershing Square has included a more legible form of proxy in the Revised Preliminary Proxy Statement.

*            *             *

In connection with these responses to the Staff’s comments, each of the filing persons acknowledged to me and I therefore acknowledge on their behalf that:

•	Each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	None of the filing persons may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Richard M. Brand
Richard M. Brand

cc:    William A. Ackman

         Chief Executive Officer

         Pershing Square Capital Management, L.P.

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